January 13th, 2026

TSX-V: MKO; OTCQX: MAKOF

Mako Mining Announces Q4 2025 Production Results Generating Record Gold Revenue
of Approximately US$ 50 million, Year End Cash Balance of US$ 78.1 million and Full
Repayment of Debt

VANCOUVER, BC / January 13, 2026 / Mako Mining Corp. (TSX-V: MKO; OTCQX: MAKOF) ("Mako" or the "Company") is pleased to provide fourth quarter 2025 ("Q4 2025") production results for the Company's San Albino gold mine ("San Albino") in northern Nicaragua, the Moss Mine in Arizona and an update on the Eagle Mountain gold project in Guyana. Certain amounts shown in this news release may not total to exact amounts due to rounding differences. All amounts expressed in U.S. dollars unless otherwise noted.

Q4 2025 San Albino Operational Highlights

  57,577 tonnes mined, containing 12,906 ounces ("oz") of gold ("Au") at an average grade of 6.97 grams per tonne ("g/t") Au and 13,003 oz of silver ("Ag") at 7.02 g/t Ag
    34,600 tonnes mined from diluted vein material containing 10,740 oz Au at 9.65 g/t Au and 10,636 oz Ag at 9.56 g/t Ag
    22,977 tonnes mined from historical dump and other mineralized material above cutoff grade ("historical dump + other") containing 2,166 oz Au at 2.93 g/t Au and 2,368 oz Ag at 3.20 g/t Ag
    38.9:1 strip ratio (1)
  54,076 tonnes milled containing 11,767 oz Au and 12,039 oz Ag grading 6.77 g/t Au and 6.92 g/t Ag
    52% and 48% from diluted vein and historical dump and other, respectively
    598 tonnes per day ("tpd") milled at 98% availability
    Mill recovery of 81.8% for gold
  At quarter end, the stockpile was estimated at 127,755 tonnes at an average grade of 2.76 g/t Au for contained Au of 11,328 oz

Q4 2025 Mako Financial Highlights

  Mako total gold sales of 11,604 oz Au for total revenue of $50.0 million in Q4 2025
    San Albino Mine sales of 9,307 oz Au at $4,340 per ounce
    Moss Mine sales of 2,297 oz Au as part of initial ramp up of Moss at $4,202 per ounce
  Repayment of $6.5 million in Debt
  Equity Raise of $37.7 million (net of costs and commissions)
  Cash Balance and trade receivables of $78.1 million as of December 31st, 2025

Akiba Leisman, Chief Executive Officer of Mako states that "Q4 2025 was a very strong finish to the year after completing a scheduled weak Q3 2025.  Gold sales were 11,604 ounces at a record average gold price of $4,313 per ounce, generating US$50.0 million in revenue for the quarter, which was nearly 30% higher than our previous quarterly revenue record. After raising US$37.7 million in equity and repaying the remaining US$6.5 million in debt, cash and trade receivables increased to US$78.1 million from US$28.4 million in Q3 2025. Net of equity issuance and debt repayment, this implies a quarterly cash increase of US$18.5 million despite having significant exploration programs at all four of our assets. Moss is ramping up to steady state production, expected late this quarter, and permitting activities are rapidly advancing at Eagle Mountain, with full operating permits expected late this year.  During the quarter, the Company has taken operating control of the Mt. Hamilton project in Nevada.  Preconstruction activities have commenced, with full construction expected to begin in early Q2 2026."

Table 1 - Operating Results for San Albino

	Units	Q1 2025	Q2 2025	Q3 2025	Q4 2025
Mined
Diluted Vein
Tonnes	t	29,163	25,022	20,854	34,600
Gold Grade	g/t	10.26	9.92	8.43	9.65
Silver Grade	g/t	10.43	10.97	8.14	9.56
Contained Gold	oz	9,620	7,981	5,654	10,740
Contained Silver	oz	9,777	8,829	5,459	10,636
Historical Dump + Other*
Tonnes	t	19,650	29,332	28,057	22,977
Gold Grade	g/t	2.97	3.11	2.92	2.93
Silver Grade	g/t	3.58	3.88	3.18	3.20
Contained Gold	oz	1,875	2,930	2,636	2,166
Contained Silver	oz	2,259	3,662	2,872	2,368
Waste
Tonnes	t	2,272,474	2,081,322	2,500,885	2,241,182
Phase 2 - Capitalized Waste	t	0	177,544	0	0
Strip Ratio (1)	w:o	46.6	38.3	51.1	38.9

Milled
Diluted Vein	%	52%	41%	36%	53%
Historical Dump + Other*	%	48%	59%	64%	47%
Tonnes	t	53,551	52,705	52,554	54,076
Gold Grade	g/t	7.10	6.58	5.00	6.77
Silver Grade	g/t	7.40	7.58	5.36	6.92
Contained Gold	oz	12,228	11,153	8,454	11,767
Contained Silver	oz	12,740	12,847	9,061	12,039
Mill Availability	%	98%	97%	97%	98%
Average Tonnes per Day	t/day	608	595	591	599
Recovered
Gold Recovery	%	85.3%	80.3%	81.4%	81.8%
Siver Recovery	%	83.8%	79.9%	79.8%	78.4%
Gold Recovered	oz	10,436	8,961	6,879	9,621
Gold Equiv. Recovered (2)	oz	10,553	9,063	6,961	9,745
Silver Recovered	oz	10,677	10,269	7,226	9,442
Gold Sold	oz	9,881	10,104	6,918	9,307
Gold Equiv. Sold (2)	oz	10,021	10,194	7,024	9,394
Silver Credits	oz	12,684	9,018	9,329	6,660
Avg. Realized Price Gold **	US$/oz	2,898	3,323	3,452	4,340
Avg. Realized Price Silver	US$/oz	32	33	39	57

* Includes historical dump, hanging wall, footwall, historical muck and all other non-vein mineralized material above cutoff grade.

**For the purpose of calculating revenue, payments to Sailfish are deducted from the Average Realized Price Gold.

(1) Strip Ratio calculation does not include waste material that is capitalized

(2) Equivalent Gold ounces are calculated by: Silver recovered. or Silver sold (oz) / Avg. Realized Price Gold ($/oz) / Avg. Realized Price Silver ($/oz)

Table 2 - San Albino Quarter-End Stockpile Statistics

	Units	Q1 2025	Q2 2025	Q3 2025	Q4 2025
Historical Dump + Other**
Tonnes	t	126,248	127,897	124,254	127,755
Gold Grade	g/t	2.61	2.52	2.55	2.76
Contained Gold	oz	10,587	10,352	10,188	11,328

** Includes historical dump, hanging wall, footwall, historical muck and all other non-vein mineralized material above cutoff grade.

Mining at San Albino

In Q4 2025, the mine extracted a total of 57,577 tonnes of ore and generated approximately 2.2 million tonnes of waste, resulting in a strip ratio of 38.9. Mine production was primarily sourced from the El Limón and Bayacun areas, which accounted for 23% and 49% of total mined tonnes, respectively. The average head grade for the quarter was 6.97 g/t Au and 7.02 g/t Ag.

During Q4 2025, the team also continued advancing engineering and geotechnical activities in support of the planned underground mining development.

Milling at San Albino

During Q4 2025, the plant throughput rate averaged 599 tpd, 19% above nameplate capacity. Mill availability remained high at 98% which compares favorably with industry averages. The mill head grade averaged 6.77 g/t Au, comprised of 52% diluted vein material and 48% historical dump + other material. A total of 9,621 ounces of gold were recovered during the quarter at a mill recovery of 81.8%.

Moss Mine

During Q4 2025, mining operations at the Moss Mine continued to improve throughout the quarter. The company added key leadership and technical support personnel, enabling crushing operations to transition to 24-hour coverage and supporting higher throughput and more efficient utilization of the crushing and processing infrastructure. Gold ounces placed on the heap leach pad and recovered through heap leaching increased month over month, reflecting improving operational stability and processing performance. The Company remains focused on maintaining this momentum across mining, crushing, and processing activities as operations progress toward sustained, steady-state production.

Eagle Mountain Gold Project

The 2025 work program included engineering and environmental activities, such as geotechnical drilling, hydrology/hydrogeology, environmental geochemistry, cultural heritage and community surveys, noise/air and biodiversity surveys, as well as siting studies to both confirm mine design parameters and to generate baseline environmental data for an Environmental Impact Assessment ("EIA"). In line with prior guidance, the Company anticipates the submission of the EIA to the Guyana Environmental Protection Agency ("EPA") in Q1 2026.

In Q4 2025, work activities were focused on advancing social baseline studies. On October 3, 4, and 7, the Company together with Environmental Resources Management Ltd. (ERM), Mako's lead consultant for the EIA process, conducted a series of stakeholder and community engagement meetings in the communities within the Eagle Mountain Project's area of influence. These meetings were observed by the EPA. Input from these meetings has helped guide the terms of reference of the EIA and informed both the impacts and planned mitigation measures. The Environmental Impact Assessment represents the culmination of years of comprehensive data collection, analysis, and studies, formally consolidated into a regulatory submission. Its filing will mark a major milestone in the advancement of the Project.

On behalf of the Board,

Akiba Leisman

Chief Executive Officer

Qualified Person

John Rust, a metallurgical engineer and qualified person (as defined under NI 43-101) has read and approved the technical information contained in this press release. Mr. Rust is a senior metallurgist and a consultant to the Company.

About Mako

Mako Mining Corp. is a publicly listed gold mining, development and exploration company.  The Company operates the high-grade San Albino gold mine in Nueva Segovia, Nicaragua, which ranks as one of the highest-grade open pit gold mines globally and offers district-scale exploration potential. Mako also owns the Moss Mine in Arizona, an open pit gold mine in northwestern Arizona. Mako also holds a 100% interest in the PEA-stage Eagle Mountain Project in Guyana, South America. Eagle Mountain is the subject of engineering, environmental and mine permitting activity.

For further information: Mako Mining Corp., Akiba Leisman, Chief Executive Officer, Telephone: 917-558-5289, E-mail: aleisman@makominingcorp.com or visit our website at www.makominingcorp.com and SEDAR www.sedarplus.ca.

Forward-Looking Information:  Statements contained herein, other than historical fact, may be considered "forward-looking information" within the meaning of applicable securities laws. The forward-looking information contained herein is based on the Company's plans and expectations and assumptions as of the date such statements forward looking statements include that: expectations stated regarding Q4 2025 and Q1 2026 production at San Albino, expected timing for the submission of the EIS to the Guyana EPA. Such forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking information, including, without limitation; that production results in Q4 2025 and Q1 2026 will not meet expectations; that the EIS will not be submitted on the timeline expected; uncertainty related to mining exploration properties; political risks and uncertainties involving the Company's mineral properties; the inherent uncertainty of cost estimates and the potential for unexpected costs and expense; commodity price fluctuations and other risks and uncertainties as disclosed in the Company's public disclosure filings on SEDAR+ at www.sedarplus.ca. Such information contained herein represents management's best judgment as of the date hereof, based on information currently available and is included for the purposes of providing investors with the Company's expectations regarding the Company's Q4 2025 production and operating results at San Albino gold project, financial highlights for Q4 2025 and current corporate updates, and may not be appropriate for other purposes. Mako does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.